UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)1

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

928703107
(CUSIP Number)

May 21, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Glacier Peak U.S. Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 989,875
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 989,875
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,875
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.55%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Glacier Peak Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 989,875
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 989,875
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,875
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.55%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Fortis Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Fortis Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12	TYPE OF REPORTING PERSON HC

1	NAME OF REPORTING PERSON Mike Boroughs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Paul Misleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON James Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Volt Information Sciences, Inc., a New York corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2401 N. Glassell Street, Orange, California 92865

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by:

Glacier Peak Capital LLC (“GPC”), a Washington limited liability company, Glacier Peak U.S. Value Fund, L.P. (the “Fund”), a Washington limited partnership, Fortis Capital Management LLC (“FCM”), a Washington limited liability company, Fortis Holdings LLC (“Fortis Holdings”), a Washington limited liability company, Mike Boroughs, a citizen of the United States of America, Paul Misleh, a citizen of the United States of America and James Rudolf, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

FCM, as the investment manager of certain managed accounts (the “Managed Accounts”), may be deemed to beneficially own the securities beneficially owned by the Managed Accounts and as the investment manager of the Fund, may be deemed to beneficially own the securities beneficially owned by the Fund. Each of GPC and FCM are directly owned by Fortis Holdings and therefore Fortis Holdings may be deemed to beneficially own the securities beneficially owned by GPC and FCM. Messrs. Boroughs, Misleh and Rudolf, as Managing Partners of both GPC and FCM, may be deemed to share voting and dispositive power over the securities beneficially owned by GPC and FCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The principal business office of each of the Reporting Persons is 1300 114th Ave SE, Ste 220 Bellevue, WA 98004.

Item 2(c).	Citizenship

Each of GPC, the Fund, FCM and Fortis Holdings is organized under the laws of Washington. Messrs. Boroughs, Misleh and Rudolf are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $.10 par value (the “Shares”)

Item 2(e).	CUSIP Number:

928703107

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:

	[ ]	Not applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

All ownership information reported in this Item 4 is as of the close of business on May 21, 2021:

The Fund

(a)	Amount beneficially owned:

The Fund beneficially owns directly  989,875.

(b)	Percent of class:

4.55% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

989,875

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

989,875

GPC

(a)	Amount beneficially owned:

GPC as the general partner of the Fund, may be deemed the beneficial owner of the 989,875 Shares that may be deemed to be beneficially owned by the Fund.

(b)	Percent of class:

4.55% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

989,875

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

989,875

FCM

(a)	Amount beneficially owned:

As the investment manager of certain Managed Accounts, FCM may be deemed the beneficial owner of 91,579 Shares and as the investment manager to the Fund, may be deemed the beneficial owner of the 989,875 Shares that may be deemed to be beneficially owned by the Fund.

(b)	Percent of class:

4.98% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,081,454

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,081,454

Fortis Holdings

(a)	Amount beneficially owned:

Fortis Holdings, as the owner of each of GPC and FCM, may be deemed the beneficial owner of the (i) 989,875 Shares that may be deemed to be beneficially owned by the Fund and (ii) the 91,579 Shares that may be deemed to be beneficially owned by FCM.

(b)	Percent of class:

4.98% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,081,454

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,081,454

Mr. Boroughs

(a)	Amount beneficially owned:

Mr. Boroughs, as a Managing Partner of GPC and FCM, may be deemed the beneficial owner of the i) 989,875 Shares that may be deemed to be beneficially owned by the Fund and (ii) the 91,579 Shares that may be deemed to be beneficially owned by FCM.

(b)	Percent of class:

4.98% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,081,454

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,081,454

Mr. Misleh

(a)	Amount beneficially owned:

Mr. Misleh, as a Managing Partner of GPC and FCM, may be deemed the beneficial owner of the (i) 989,875 Shares that may be deemed to be beneficially owned by the Fund and (ii) the 91,579 Shares that may be deemed to be beneficially owned by FCM.

(b)	Percent of class:

4.98% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,081,454

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,081,454

Mr. Rudolf

(a)	Amount beneficially owned:

Mr. Rudolf, as a Managing Partner of GPC and FCM, may be deemed the beneficial owner of the (i) 989,875 Shares that may be deemed to be beneficially owned by the Fund and (ii) the 91,579 Shares that may be deemed to be beneficially owned by FCM.

(b)	Percent of class:

4.98% (based upon 21,736,575 Shares outstanding, which is the total number of Shares outstanding as of March 12, 2021 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,081,454

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,081,454

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

Glacier Peak U.S. Value Fund, L.P.

By:	Glacier Peak Capital LLC

By:	/s/ Mike Boroughs
	Name:	Mike Boroughs
	Title:	Chief Compliance Officer

Glacier Peak Capital LLC

By:	/s/ Mike Boroughs
	Name:	Mike Boroughs
	Title:	Chief Compliance Officer

Fortis Capital Management LLC

By:	Fortis Holdings LLC

By:	/s/ Mike Boroughs
	Name:	Mike Boroughs
	Title:	Authorized Signatory

Fortis Holdings LLC

By:	/s/Mike Boroughs
	Name:	Mike Boroughs
	Title:	Authorized Signatory

/s/ Mike Boroughs
Mike Boroughs

/s/ Paul Misleh
Paul Misleh

/s/ James Rudolf
James Rudolf